UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Publicly-Held Company with Authorized Capital

CNPJ/MF No. 90.400.888/0001-42

NIRE 35.300.332.067

Minutes of the Board of Directors' Meeting

held on March 31, 2026

DATE, TIME AND PLACE: On March 31, 2026, at 5 p.m., the Board of Directors of Banco Santander (Brasil) S.A. ("Company" or "Santander") met by videoconference, with the presence of all its members.

CALL: The call was waived, in view of the presence of all members of the Board of Directors.

BOARD: Deborah Stern Vieitas, Chair of the Board. Bruno Carneiro, Secretary of the Board.

AGENDA: To resolve on: (i) the acknowledgment of the resignation presented by Mr. José de Paiva Ferreira; (ii) the election of Mr. Antonio Carlos Quintella to the position of Coordinator of the Company's Risk and Compliance Committee; and (iii) the confirmation of the composition of the Company's Risk and Compliance Committee.

RESOLUTIONS: Having made the necessary clarifications, the members of the Board of Directors, unanimously:

(i) acknowledged the resignation request of Mr. José de Paiva Ferreira, Portuguese, married, business administrator, holder of the identity card for foreigners RNE No. W274948-B, registered with the CPF/MF under No. 007.805.468-06, to the position of Member of the Board of Directors and Coordinator of the Risk and Compliance Committee of the Company;

(ii) Approved, by reason of the aforementioned resignation, the appointment of Mr. Antonio Carlos Quintella, Brazilian, married, economist, holder of identity card RG No. 327008283, registered with the CPF/MF under No. 864.614.277-91, resident and domiciled in the capital of the State of São Paulo, with business address at Avenida Presidente Juscelino Kubitschek, No. 2041 – CJ 281, Block A, Cond. Wtorre JK - Vila Nova Conceição - CEP 04543-011, as Coordinator of the Company's Risk and Compliance Committee, replacing Mr. José de Paiva Ferreira; and

(iii) In view of the appointment hereby approved, the composition of the Company's Risk and Compliance Committee is confirmed, for a term of office entering in force until the investiture of the elected persons at the first meeting of the Board of Directors being held after the 2027 Ordinary Shareholders Meeting: Mr. Antonio Carlos Quintella, Brazilian, married, economist, holder of identity card RG No. 327008283, registered with the CPF/MF under No. 864.614.277-91, as Coordinator; Ms. Deborah Stern Vieitas, Brazilian, single, public administrator and journalist, holder of identity card RG No. 3.839.280-X SSP/SP, registered with the CPF/MF under No. 013.968.828-55; Mr. Jaime Leôncio Singer, Brazilian, married, business administrator, holder of identity card RG No. 39.874.333-2 SSP/SP, registered with the CPF/MF under No. 352.705.005-15; Mr. José Mauricio Pereira Coelho, Brazilian, married, accountant, holder of identity card RG No. 06.109.071-81-IFP/RJ and registered with the CPF/MF under No. 853.535.907-91, all with business address at Avenida Presidente Juscelino Kubitschek No. 2041, CJ 281, Block A, Cond. Wtorre JK - Vila Nova Conceição, CEP 04543-011, São Paulo/SP; and Cristina San José Brosa, Spanish, divorced, administrator, holder of a Spanish passport PAN818923, with business address at Avenida de Cantabria, s/n, Edificio Pereda, 1ª Planta, 28660, Boadilla del Monte, Madrid/Spain, as Members.

Finally, the Board members personally noted their gratitude to Mr. José de Paiva Ferreira for his valuable contributions to Santander over the years in which he served as a member of the Executive Board, the Board of Directors, and the Company’s Risk and Compliance Committee.

CLOSURE: There being no further business to discuss, the meeting was adjourned, and these minutes were drawn up and circulated for electronic signature by the members of the Board. Board: Deborah Stern Vieitas - Chair of the Board. Bruno Carneiro - Secretary of the Board. Board Members: Ms. Deborah Stern Vieitas – President; Mr. Javier Maldonado Trinchant – Vice-President; and Messrs. Antonio Carlos Quintella; Cristiana Almeida Pipponzi, Cristina San Jose Brosa, Deborah Patricia Wright, Ede Ilson Viani, José de Paiva Ferreira, Mario Roberto Opice Leão, Nitin Prabhu, Pedro Augusto de Melo and Vanessa de Souza Lobato Barbosa. São Paulo, March 31, 2026.

This is a true copy of the minutes drawn up in a proper book.

Bruno Carneiro

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: March 31, 2026

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation

By:	/S/ Gustavo Alejo Viviani
Gustavo Alejo Viviani Vice - President Executive Officer